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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13G

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)(1)



                        Phoenix International Ltd., Inc.
                        --------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                  719078-10-7
                                  -----------
                                 (CUSIP Number)


                                ----------------





--------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                   Schedule 13G

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CUSIP No.   719078-10-7                                                          Page  2  of  5  Pages

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
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   1      NAMES OF REPORTING PERSONS                                                              Bahram Yusefzadeh
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (ENTITIES ONLY)

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)            (b)
                                                                                                            N/A
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION                                                          U.S. Citizen

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        NUMBER OF              5     SOLE VOTING POWER                                                       891,446
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                            ----------------------------------------------------------------------------------------
                               6     SHARED VOTING POWER                                                         232


                            ----------------------------------------------------------------------------------------
                               7     SOLE DISPOSITIVE POWER                                                  891,446

                            ----------------------------------------------------------------------------------------
                               8     SHARED DISPOSITIVE POWER                                                    232

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          891,678

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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          The amount in Row 9 includes 232 shares held by Mr. Yusefzadeh's daughter, as to which Mr.
          Yusefzadeh disclaims beneficial ownership.                                         [ ]



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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.4%


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   12     TYPE OF REPORTING PERSON*
          IN

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


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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1(a).             Name of Issuer:
                                        Phoenix International Ltd., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                        500 International Parkway
                                        Heathrow, FL 32746

Item 2(a).        Name of Person Filing:

                                        Bahram Yusefzadeh

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                                        500 International Parkway
                                        Heathrow, FL 32746

Item 2(c).        Citizenship:

                                        U.S.

Item 2(d).        Title of Class of Securities:

                                        Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                                        719078-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                        N/A

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:

                  Mr. Yusefzadeh beneficially owns 891,678 shares. This amount includes: (i) 612,184 shares of Common Stock currently held by Mr. Yusefzadeh in his individual capacity; (ii) options to acquire 44,139 shares that are currently exercisable at an exercise price of $4.74 per share; (iii) options to acquire 2,000 shares that are currently exercisable at an exercise price of $12.00 per share; (iv) options to acquire 2,000 shares that are currently exercisable at an exercise price of $21.13 per share; (v) 232 shares held by Mr. Yusefzadeh's daughter; (vi) 36,762 shares held by the Bahram and Laury Yusefzadeh Charitable Remainder Trust, of which Mr. Yusefzadeh is a director;


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

         and (vii) 194,361 shares held by the Yusefzadeh Family Limited Partnership, of which Mr. Yusefzadeh is the general partner. Mr. Yusefzadeh disclaims beneficial ownership with respect to the 232 shares held by his daughter.

                  (b)      Percent of Class

                                            16.4%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                            891,446

                           (ii)  shared power to vote or to direct the vote:

                                            232

                           (iii) sole power to dispose or to direct the
disposition of:

                                            891,446

                           (iv)  shared power to dispose or to direct the
disposition of:

                                            232

Item 5.           Ownership of Five Percent or Less of A Class:

                                            N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Dividends or proceeds from the sale of 232 shares would be distributed to Mr. Yusefzadeh's daughter; dividends or proceeds from the sale of the 194,361 shares owned by the Yusefzadeh Family Limited Partnership would be distributed to the partners of such partnership.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

                                            N/A

Item 8.           Identification and Classification of Members of the Group.

                                            N/A

Item 9.           Notice of Dissolution of Group.

                                            N/A

Item 10.          Certification.

                  Not applicable.  Not filed pursuant to Rule 13d-1(b).


                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 7, 1998
                                              --------------------------------
                                                             (Date)


                                              /s/  Bahram Yusefzadeh
                                              --------------------------------
                                                           (Signature)


                                                           Bahram Yusefzadeh
                                              --------------------------------
                                                           (Name/Title)


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